TEKOIL & GAS CORPORATION

September 6, 2006

FILED VIA EDGAR

Mr. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	TEKOIL & Gas Corporation (the “Company”)

Registration Statement on Form 10-SB, Filed July 5, 2006

File No. 0-52100

Dear Mr. Schwall:

This letter is in response to your correspondence dated August 4, 2006, in which you expressed a number of comments regarding the above referenced filing. The Company’s responses in this letter are referenced and numbered in accordance with the references and numbers that you assigned to your comments. The Company’s Form 10-SB/A, to which we will refer herein, has been filed with the Commission, and a redlined version, comparing the filed amendment to our originally filed Form 10-SB, is being provided to you separately.

Form 10-SB filed on July 5, 2006

1. Your comments regarding the effective date of the registration statement are noted, and we are prepared to comply with the requirements of Section 13 of the Securities Exchange Act of 1934, as amended, beginning on September 3, 2006.

2. We have addressed the issues you raised regarding delivery of reports to shareholders and others in a new section of our Form 10 - SB/A titled, “Public Reports,” which appears in Part I, Item 1 – Description of Business. We intend to make all of our public filings available on our website, and we will provide copies to interested persons upon request and without charge. We have also provided information regarding how to obtain public filings from the Commission.

25050 I-45 North, Suite 525 • The Woodlands, Texas 77380 • (281) 364-6950

Mr. Roger Schwall

September 6, 2006

Item 1. Description of Business, page 3

Business of Issuer, page 3

3. We have deleted the sentence referring to “significant upside potential.” Our estimates of resale values for refurbished oil rigs are based upon estimates provided by industry experts. We have added sources for this information, as well as identified industry publications or websites that have provided forecasts of demand for refurbished oil rigs in the next two years. This additional information has been added to Part I, Item 1.

4. We have deleted references to “proven reserves” from the “Business of Issuer” section of Part I, Item 1.

Business Strategy, page 4

5. We have replaced the reference, “before the drill bit,” in the “Business Strategy” subsection of Part I, Item 1, with “in our drilling operations.”

6. In the “Business Strategy” subsection of Part I, Item 1, we have stated the basis for our low cost structure, which is primarily the result of our keeping a small permanent workforce.

Western Newfoundland Prospect Development, page 4

7. We have added details our efforts to establish our presence in Newfoundland in the “Western Newfoundland Prospect Development” subsection of Part I, Item 1.

8. We have added a description of the current state of our environmental permitting efforts in the “Western Newfoundland Prospect Development” subsection of Part I, Item 1.

Onshore Rig Construction, Page 5

9. We have added references to reports of industry experts regarding market demand for rigs and forecasts of continued demand in the near future. Those reports are now identified in the “Onshore Rig Construction” subsection of Part I, Item 1. We have also added to that subsection references to the source of estimates for a two-year, long term contract for a 2000 HP unit and the cost of a new rig. Detailed information is now provided concerning the cost to refurbish a rig.

10. We have deleted information concerning apprenticeship training programs from the “Onshore Rig Construction” subsection of Part I, Item 1.

Mr. Roger Schwall

September 6, 2006

11. As stated in comment #9 above, we have added references to reports of industry experts regarding market demand for rigs and forecasts of continued demand in the near future, in the “Onshore Rig Construction” subsection of Part I, Item 1.

12. Immediately preceding the photographs in the “Onshore Rig Construction” subsection of Part I, Item 1, we have clarified that none of the facilities pictured is owner or operated by the Company.

13. We have removed risk factors from Part I, Item 1, and combined them with the risk factors in the “Risk Factors That May Affect Future Results” section of Part I, Item 2 – Management’s Discussion and Analysis or Plan of Operation.

Risks Inherent in Oil and Gas Exploration, page 9

14. We have added information regarding the costs of 3D seismic surveys to the risk factors in the “Risk Factors That May Affect Future Results” section of Part I, Item 2. – Management’s Discussion and Analysis or Plan of Operation.

15. We have added information regarding the lease award and renewal process in Newfoundland in the risk factors in the “Risk Factors That May Affect Future Results” section of Part I, Item 2 – Management’s Discussion and Analysis or Plan of Operation.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 11

16. We have deleted references to safe harbor provisions from the “Important Considerations Related to Forward-Looking Statements” section of Part I, Item 2 – Management’s Discussion and Analysis or Plan of Operation.

17. We have deleted risk factors that we believe are “boilerplate” and could apply to any company from the “Risk Factors That May Affect Future Results” section of Part I, Item 2.

18. We have not added additional discussion of issues such as trends, liquidity and seasonality to Part I, Item 2, because such discussion is not called for by Item 303 of Regulation S-B, in that the Company has not had net revenues from operations for the past two fiscal years or for the interim period ended June 30, 2006.

19. We have added an additional risk factor concerning the significant dilution that our shareholders may suffer as a result of contemplated capital raising in the “Risk Factors That May Affect Future Results” section of Part I, Item 2.

Mr. Roger Schwall

September 6, 2006

Liquidity and Capital Resources, page 17

20. We have deleted the general reference to loans from officers and directors from the “Liquidity and Capital Resources” section of Part I, Item 2, and we have added to that section a specific description of the loan to the Company by its Chief Financial Officer.

21. We have added, to the “Liquidity and Capital Resources” section of Part I, Item 2, a reference to debt financing that the Company is seeking to obtain from investors, as well as details of the Company’s ongoing offering of its Series A Convertible Preferred Stock.

Item 7. Certain Relationships and Related Transactions, page 24

22. In Part I, Item 7, we have added to the disclosure of the unsecured promissory note a statement that the maturity date of the note has been extended to September 30, 2006.

Financial Statements

23. We have revised the “Business Development” section of Part I, Item 1, to more clearly describe the transaction by which the shareholders of Tekoil & Gas Corporation (“Tekoil-FL”), a Florida corporation, exchanged all of their shares of stock in that corporation for a controlling interest in the Company, which was at that time known as Pexcon, Inc. The surviving and continuing entity after that transaction was Pexcon, Inc., which later changed its name to “TEKOIL & Gas Corporation” and Tekoil-FL became a wholly-owned subsidiary of the Company. This transaction was treated, for accounting purposes only, as a recapitalization of Tekoil-FL. Because of this accounting treatment, we have changed the order of presentation of the financial statements in Part F/S of our Form 10-SB/A as you have requested.

24. We have revised the financial statements to reflect that the Company is an “exploration stage” company, due to the implications of the term “development” in the oil and gas industry.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 17

25. As indicated in #23 above, we have revised the “Business Development” section of Part I, Item 1, to more clearly describe the transaction by which the shareholders of Tekoil & Gas Corporation, a Florida corporation (“Tekoil-FL”), exchanged all of their shares of stock in that corporation for a controlling interest in the Company, which was at that time known as Pexcon, Inc. The surviving and continuing entity after that transaction was Pexcon, Inc., which later changed its name to “TEKOIL & Gas Corporation” and Tekoil-FL became a wholly-owned subsidiary of the Company. This transaction was treated, for accounting purposes only, as a recapitalization of Tekoil-FL. Because of this accounting treatment, we have revised Note 1 to the Company’s financial statements as of December 31, 2005 and 2004, to de-emphasize the Company’s pre-transaction history as Pexcon, Inc.

Mr. Roger Schwall

September 6, 2006

Part II

Item 4. Recent Sales of Unregistered Securities, page 27

26. In Part II, Item 4 – Recent Sales of Unregistered Securities, we have clarified the Company’s knowledge regarding securities offered prior to June 27, 2005. In addition, we have added a risk factor concerning such sales of securities in the “Risk Factors That May Affect Future Results” section of Part I, Item 2.

27. We have added additional details regarding the Company’s bases for claiming the safe harbor under Rule 506 for its issuances of Common Stock on or after June 27, 2005, and for its issuance of Series A Convertible Preferred Stock, in Part II, Item 4.

Exhibits

Exhibit 2.2

28. As explained in #23 above, we have revised the “Business Development” section of Part I, Item 1, to more clearly describe the transaction by which the shareholders of Tekoil & Gas Corporation, a Florida corporation, exchanged all of their shares of stock in that corporation for a controlling interest in the Company, which was at that time known as Pexcon, Inc. The surviving and continuing legal entity after that transaction was Pexcon, Inc., which later changed its name to “TEKOIL & Gas Corporation.” Therefore, the bylaws of Pexcon, Inc., which are Exhibit 2.2, are legally the Company’s bylaws.

Engineering Comments

Description of Business, page 3

Business Strategy, page 4

29. We have added to the “Business Strategy” subsection of Part I, Item 1, a statement clarifying that another company holds the lease to the area described and that the Company has no rights to pursue the opportunity unless the current lease is terminated.

Onshore Rig Construction, page 5

30. In the “Onshore Rig Construction” subsection of Part I, Item 1, we have provided sources for our stated costs to contract a 2000 HP drilling rig for two years and to purchase such a rig. We have also provided a detailed breakdown of estimated costs to refurbish a rig.

Mr. Roger Schwall

September 6, 2006

Plan of Operation, page 16

31. We have added detailed information regarding the process governing onshore and offshore petroleum activities in Newfoundland in the “Plan of Operation” section of Part I, Item 2 – Management’s Discussion and Analysis or Plan of Operation.

In addition to the foregoing, we have revised or updated the information in our Form 10-SB/A to reflect changes or events occurring since the filing of our Form 10-SB, including, but not limited to, updated financial information, stock price data, legal proceedings and additional sales of securities.

Questions regarding this response may be directed to Jeffery Jonasen of Baker & Hostetler LLP at 407-649-4082 (fax- 407-841-0168), or to the Company at 281-364-6950 (fax- 281-364-8007). Thank you.

Sincerely,

/s/ Mark S. Western
Mark S. Western
President and Chief Executive Officer